UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No.   ) *

Great Lakes Dredge & Dock Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

390607109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390607109	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Ashford Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,302,605 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 3,302,605 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,605 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 390607109	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Great Lakes Dredge & Dock Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1 Parkview Plaza, Oakbrook Terrace, IL 60181

Item 2.

(a)	Name of Person Filing:

Ashford Capital Management, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

One Walker’s Mill Road, Wilmington, DE 19807

(c)	Citizenship: A Delaware Corporation

(d)	Title of Class of Securities: Common Stock, $0.0001 Par Value Per Share

(e)	CUSIP Number: 390607109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 3,302,605 shares

(b)	Percent of Class: 5.08%

The foregoing percentage is calculated based on 64,970,532 shares of Common Stock reported to be outstanding as of October 29, 2020 in the Issuer’s September 30, 2020 Quarterly Report filed on Form 10-Q.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,302,605 shares
(ii)	Shared power to vote or to direct the vote: 0 shares
(iii)	Sole power to dispose or to direct the disposition of: 3,302,605 shares
(iv)	Shared power to dispose or to direct the disposition of: 0 shares

CUSIP No. 390607109	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.    N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts, four separate limited partnerships, and one commingled fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 390607109	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                     February 16, 2021

ASHFORD CAPITAL MANAGEMENT, INC.

By:	/s/ Anthony M. Petrucci
Anthony M. Petrucci
Chief Financial Officer and Chief Compliance Officer